               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                    (Amendment No. 3)<F1>

                    Algiers Bancorp, Inc.
                        (Name of Issuer)

             Common Stock, par value $.01 per share
                 (Title of Class of Securities)

                           015600109
                         (CUSIP Number)

                         Jerome H. Davis
                  c/o David M. Perlmutter, Esq.
           200 Park Ave., Suite 4515, New York, NY 10166
                          (212) 986-4900
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         April 3, 1997
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box / /.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on following pages)
_________________________
<F1>
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 15 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Jerome H. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             60,200*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             60,200*<F2>
_________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  60,200*<F2>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.73%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F2>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 2 of 15 Pages

CUSIP No. 015600109
_________________________________________________________________
1.   Name of Reporting Person                Susan B. Davis
_________________________________________________________________
     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
_________________________________________________________________
2.   Check the Appropriate Box               (a)______
     if a Member of a Group                  (b)___X__
     (See Instructions)
_________________________________________________________________
3.   SEC Use Only
_________________________________________________________________
4.   Source of Funds (See Instructions)
                                                     PF
_________________________________________________________________
5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
_________________________________________________________________
6.   Citizenship or Place of
     Organization                                United States
_________________________________________________________________
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                             60,200*<F3>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                             60,200*<F3>
________________________________________________________________
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                  60,200*<F3>
_________________________________________________________________
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
_________________________________________________________________
13.  Percent of Class Represented
     by amount in Row (11)                           9.73%
_________________________________________________________________
14.  Type of Reporting Person                           IN
     (See Instructions)
_________________________________________________________________
<F3>
*    See Items 5(a) and 5(b) of this Statement.






                       Page 3 of 15 Pages

          This is Amendment No. 3 to the Statement on Schedule 13D (this "Statement") of Jerome H. Davis with respect to the Common Stock, par value $.01 per share ("Common Stock") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company"). This Amendment No. 3 sets forth, in its entirety, the information contained in Mr. Davis' Statement with regard to the Common Stock of the Company as required pursuant to the provisions of Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended and for purposes hereof "Rule 13d-2(c)."

          Prior to this Amendment No. 3 to the Statement, Mr. and Mrs. Davis filed an Amendment No. 1 to the Statement on August 5, 1996 ("Amendment No. 1"), and an Amendment No. 2 to the Statement on November 19, 1996 ("Amendment No. 2"). Information contained in Amendments No. 1 and 2 to the Statement which comprise a part of this Statement are identified below.

Item 1.   SECURITY AND ISSUER.

          The information set forth below was disclosed in Item 1 of Mr. Davis' original Statement as filed with the Securities and Exchange Commission ("SEC") on July 30, 1996, and is restated herein as required pursuant to Rule 13d-2(c).

          "The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share ("Common Stock") of Algiers Bancorp, Inc., a Louisiana corporation (the "Company") with its principal executive offices located at 1 Westbank Expressway, New Orleans, Louisiana 70114."

Item 2.  IDENTITY AND BACKGROUND.

          The information set forth below was disclosed in Item 2 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "(a) This Statement is jointly filed by Susan B. Davis and Jerome H. Davis, wife and husband.

          (b)  Residence:  11 Baldwin Farms North, Greenwich,
     Connecticut 06831.

          (c) Mrs. Davis is an investor in antiques operating out of her home. Mr. Davis is a self-employed investment analyst and works out of his home.




                       Page 4 of 15 Pages

          (d) During the last five years, neither Mr. Davis nor Mrs. Davis have been convicted in a criminal proceeding
     (excluding traffic or similar misdemeanors).

          (e) During the last five years, neither Mr. Davis nor Mrs. Davis has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Davis and Mrs. Davis are each citizens of the United States."

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          A. The information set forth in the following paragraph was disclosed in Item 3 of Mr. Davis' original
Statement, and is restated herein as required pursuant to the provisions of Rule 13d-2(c).

          "Mr. and Mrs. Davis paid an aggregate of $573,020.00 for an aggregate of 53,800 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Davis. All shares were purchased with personal funds of Mr. and Mrs. Davis."

          B. The information set forth in the following paragraph was added to the disclosure in this Item 3 pursuant to Amendment No. 1, and is restated herein as required pursuant to the provisions of Rule 13d-2(c).

          "Mr. Davis and Mrs. Davis paid an aggregate of $120,793.75 for an aggregate of 10,900 shares of Common Stock owned by them. All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by them. All such shares were purchased with personal funds of Mr. and Mrs. Davis."

Item 4.   PURPOSE OF TRANSACTION.

          A. The information set forth in the following paragraph was disclosed in Item 4 of the original Statement, and is restated herein as required pursuant to the provisions of Rule 13d-2(c).

                       Page 5 of 15 Pages

          "Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

          B. The information set forth in the following paragraphs was added to the disclosure in this Item 4 pursuant to Amendment No. 2, and is restated herein as required pursuant to the provisions of Rule 13d-2(c).

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of the Company.
     However, based on Mr. Davis' review of the Company's financial results for the quarter ending September, 1996, Mr. and Mrs. Davis now believe that the Company must consider several options which will enhance shareholder value, including a merger transaction. This view along with Mr. Davis' several concerns regarding the Company's poor financial performance are discussed in his November 15, 1996 letter to the Company's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding Company's poor financial results:

               1) DECLINING DEPOSITS. Since March 30, 1996, the Company's deposits have declined from $39.2 million to $37.4 million. Such a deterioration will not support the growth of the Company.

               2) INFERIOR RATE OF EARNINGS. Excluding the SAIF charge, the Company's net after tax earning of $100,000.00 for the September quarter reflects an earnings rate of only $.15 per share, and an annualized rate of just $.60 per share. Based on this, the Company's current stock price of $11.50 per share will not increase any higher, since it already reflects a very rich PE multiple of 19.2 times.

               3) SUBSTANDARD RETURN ON EQUITY. The Company's current book value per share is $15.05. Based on $.60 earnings rate, its return on equity is only 4.0%.





                       Page 6 of 15 Pages

               4)   INADEQUATE DIVIDENDS.  The Company's
     quarterly dividend of $.09 per share is extremely meager in view of its high capital ratio of 20.5%. Mr. Davis notes that special dividends of between $3.00 and $10.00 per share are common, and warranted by the Company capital ratio. In light of the Company's failure to issue a special dividend, Mr. Davis questions whether the Company has entered into an agreement with regulators to not issue a special dividend for at least a year.

               5) LACK OF SHARE REPURCHASE. The Common Stock trades at only 76% of book value. Such a condition presents the Company with an obvious opportunity to conduct a share repurchase, which should occur in January, 1997 - the six month anniversary of its conversion.

          Mr. Davis concludes his letter by strongly advising the Company to explore opportunities to merge with a larger financial institution if it can not triple its substandard 4% return on equity. Mr. Davis believes that a merger transaction offers a clear opportunity to realize a sound return on shareholder investment. He states that such a transaction will likely result in a 54% gain (to $17.70 per share) in the current price of the Company's Common Stock of $11.50, and will properly reward the Company's shareholders. Mr. Davis plans to engage in further communications and discussions with the Company's Board of Directors, management and possibly other shareholders regarding the matters discussed in his letter.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."














                       Page 7 of 15 Pages

          C. Item 4 of the Statement is hereby further supplemented by the addition of the following information:

          "Based on his review of the Company's recently released December, 1996 quarterly results, Mr. Davis wrote to its Board of Directors to underscore his belief that the Company must implement measures to enhance shareholder value in the face of its continuously substandard financial performance. A copy of Mr. Davis' letter dated April 3, 1997 to Hugh E. Humphrey, Jr., a Director and the President of Algiers Bancorp, Inc., is attached hereto as Exhibit No. 3.

          In his letter, Mr. Davis presents the following comments and recommendations regarding his review of the Company's December, 1996 quarterly results:

               1) RETURN ON ASSETS. At only 58 basis points the Company's return on assets is the worst in the past 3 quarters. For this period the Company earned only $.11 per share (based on 648,000 shares), which is just $.44 when annualized. At $13.25 per share, the current price of the Common Stock provides a PE ratio of 30 times earnings. In view of the Company's dismal earnings, the Common Stock is worth much less, and may suffer an imminent decline.

               2)   BOOK VALUE.  The book value of the Common
     Stock is $15.12 per share. Based on this amount, the Company should take every available step to conduct another
     5% buy back as soon as possible.

               3) SUBSTANDARD RETURN ON EQUITY. The Company's return on equity is only 2.9% when annualized for the quarter. This is the worst in the past four quarters. Such results do not justify the continued independence of the Company as a public institution.

               4)   INADEQUATE DIVIDENDS.  The Company
     continues to maintain an excessively high capital ratio at 20.3%. While the Company must be considering issuing a one-time special dividend at its earliest opportunity (July, 1997), an increase in its regular dividend is also warranted. Such an increase would be welcomed by the Company's shareholders since other enhancements are not being achieved through the Company's financial performance. These shareholders could probably put such funds to better use.

               5)    CONTINUING DECLINE IN DEPOSITS.  The
     Company's amount of deposits of $36.6 million is at its lowest level in the past four quarters. As the Company is aware, acquirors pay premiums on deposits. Such a potential premium is being diminished.

                       Page 8 of 15 Pages

               6) HIGH EXPENSES. Mr. Davis inquires how the Company can make any meaningful profit when its operating expenses run at $285,000 per quarter (Dec.). This provides a G&A to assets ratio of just 2.36% (annualized), which is the worst in the last four quarters. As expected, the Company's efficiency ratio of 78% is likewise the worst in the last four quarters.

          In light of the Company's consistently poor results, Mr. Davis urges its Board of Directors to explore strategic alternatives to its continued independence. A suitable acquiror will likely pay a handsome premium to the current price of the Common Stock. Mr. Davis notes that Guaranty Savings and Homestead in Metaric has a 44.9% capital ratio. The Company's management should talk to them and others to find ways to enhance shareholder value, which will not occur based on its recent financial performance.

          Mr. Davis plans to engage in further communications and discussions with the Company's Board of Directors, management and possibly other shareholders regarding the matters discussed in his letter. The disposition of Common Stock, as set forth on Schedule A hereto, reflects investment decisions consistent with the purpose for which such shares of Common Stock were required.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of
     Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          A.   Paragraphs (a) through (e) of Item 5 of the
Statement are amended and restated in their entirety to read as follows:

          "(a) The aggregate number of shares of Common Stock beneficially owned by Mr. and Mrs. Davis for the purpose of this Statement is 60,200, representing 9.73 percent of the outstanding shares of Common Stock, based on 618,124 shares of Common Stock disclosed by the Company as outstanding as of April 1, 1997. All shares of Common Stock are jointly held in the name of Mr. and Mrs. Davis.

                       Page 9 of 15 Pages

          (b)  Subject to the matters referred to in paragraph
     (a) hereof, Mr. and Mrs. Davis have shared power to vote or direct the vote and shared power to dispose of or direct the disposition of the 60,200 shares jointly owned by them."

          (c) A description of all transactions in the shares of Common Stock which have been effected by Mr. and Mrs. Davis is set forth in Schedule A attached hereto and is incorporated herein by reference.

          (d) and (e) - Not applicable."

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

          The information set forth below was disclosed in Item 6 of the original Statement, and is restated herein as required pursuant to Rule 13d-2(c).

          "There are no relevant contracts, arrangements, undertakings or relationships between Mr. and/or Mrs. Davis (except that Mr. Davis and Mrs. Davis are husband and wife and Mr. Davis generally directs Mrs. Davis' investment decisions with respect to any of the securities) and/or with any other person with respect to any securities of the Company."

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          A.   The information set forth below regarding Exhibit
1 to the Statement was disclosed in the original Statement, and is restated herein pursuant to Rule 13d-2(c).

          "1.  Joint Filing Agreement between Jerome H. Davis and
     Susan B. Davis."

          B.   The information set forth below regarding Exhibit
2 to the Statement was disclosure in Amendment No. 2, and is restated herein as required pursuant to Rule 13d-2(c).

          "2.  Letter dated November 15, 1996 from Jerome H.
     Davis to the Board of Directors of Algiers Bancorp, Inc."

          C. Item 7 of the Statement is hereby further supplemented by the addition of the following:

          "3.  Letter dated April 3, 1997 from Jerome H. Davis to
     Hugh E. Humphrey, Jr., a Director and the President of
     Algiers Bancorp, Inc."



                       Page 10 of 15 Pages

Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    4/4/97        Jerome H. Davis
                     Date           (Signature)

                    4/4/97        Susan B. Davis
                     Date           (Signature)








































                       Page 11 of 15 Pages

                        Schedule A
          Information with Respect to Transaction in the
             Common Stock of Algiers Bancorp, Inc. by
                 Jerome H. Davis and Susan B. Davis
Date of         No. of Shrs    Price Per Shr     Where    How
Transa-         Purchased      (excl. commis-    Trans-   Trans-
tion            (Sold)         sions)            acted

Mr. and Mrs. Davis:

1.  7/15/96      4,500         $10.69           OTC       **<F4>

2.  7/16/96      4,200          10.625          OTC       **<F4>

3.  7/16/96      6,000          10.50           OTC       **<F4>

4.  7/16/96      1,500          10.56           OTC       **<F4>

5.  7/18/96     20,000          10.625          OTC       **<F4>

6.  7/18/96      5,000          10.625          OTC       **<F4>

7.  7/24/96      5,000          10.75           OTC       **<F4>

8.  7/24/96      5,600          10.75           OTC       **<F4>

9.  7/26/96      2,000          10.9375         OTC       **<F4>

10. 7/30/96      2,500          10.9375         OTC       **<F4>

11. 8/1/96       3,400          11.125          OTC       **<F4>

12. 8/1/96       5,000          11.125          OTC       **<F4>

13. 3/3/97      (4,500)         13.00           OTC       **<F4>
__________________________________

<F4>
**   Transaction effected in the over-the-counter market ("OTC")
through a standard brokerage account maintained by Mr. and Mrs.
Davis.

          The transaction listed in No. 13 has not been previously reported in the Statement.


                        Page 12 of 15 Pages